Exhibit 99.1

Chindata Group Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, November 24, 2021 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the third quarter of 2021. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•

Major breakthrough achieved in client diversification. The Company's constant effort on client diversification is yielding steady results, with major breakthrough achieved recently. In China, the Company recently won the bidding and received a confirmed demand of 27MW capacity from a leading Chinese cloud computing service provider.

•

Solid progress in overseas business. The Company is further advancing its hyperscale greenfield development model in the Asia Pacific emerging market. The Company's consistent build-up in research and development of core technology effectively support the export of its integrated pre-fabricated datacenter modules for its overseas projects. In Malaysia, the Company has signed contract with land owner and launched a new green field project seated in Johor State. The new project, expected to be a built-to-suit hyperscale data center and implemented with the newly innovated high efficiency cooling technology, has received a MOU capacity of over 80MW to be delivered to our anchor client in several phases starting from 2022.

•

Entrance into Thailand market. The Company initiated its expansion plan in landing into the Thailand market. Currently, the Company is close to finalizing a business acquisition in Bangkok. The project, upon completion of technical upgrade, will be hosting 5MW IT capacity and capable of supporting key clients' business development in Southeast Asia.

•

Financial performance remained solid. The Company delivered another quarter with solid and healthy financial performance. Revenue for the quarter increased by 58.5% year over year to RMB740.8 million. Net income was RMB78.4 million and stayed positive for three consecutive quarter, with a net margin of 10.6%. Adjusted EBITDA was RMB368.4 million, representing a 61.6% year over year growth and a margin in high 40s at 49.7%.

•

17MW utilized capacity added, 16MW contracted capacity added and fast response to clients’ customized demand. During the quarter, the Company added 17MW of utilized capacity, with utilization rate maintaining at above 70% level. 16MW of contracted capacity was added, as a result of conversion of existing IOI capacity. Meanwhile, the Company also expanded its in-service capacity by 9MW, in response to the customized demand of our customers, such as high-density deployment, etc.

Management Quote

Mr. Jing JU, Founder and Chief Executive Officer of Chindata Group, commented, “With our relentless efforts throughout the four quarters following the IPO of the Company, we are pleased to see that we have delivered solid results in capacity build-up. With Chinidea's in-house R&D on critical technologies, we have achieved significant progress in the pursuit of white-box model solution for computing infrastructure. With Chinindustry's breakthrough in self-developed pre-cast container datacenter modules and the further integrated supply chain, cost-efficient cross-border delivery of total solution for hyperscale datacenter infrastructure was made possible. With the rapid realization of the new industrial scenario by Chinpower, we have been effectively supporting the sustainable development of our anchor clients and the consumption of green energy in scale.

With these core capabilities as cornerstones, Chindata industrial research team has overcome the obstacles brought by the pandemic on cross-border human resources and logistics arrangements coupled with increased demand. Our performance was outstanding, as we keep on promoting industry upgrade with our industrial pilot projects, propelling business growth with research and development efforts, and enhancing our comprehensive financial performance with our full-stack hyperscale model.

It is my firm belief that so long as we keep our original faith, adhere to our capacity build-up strategy, stay focused on tackling difficulties and remain committed to the long-term value development, Chindata will achieve further with the hyperscale greenfield model and to effectively support our key clients along their rapid expansion and zero-carbon transformation in Asia Pacific emerging market.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “With great pleasure, we delivered another quarter with solid financial performance. Our business model remained under efficient operation as we continued to support our clients and accompany them in their pursuit of success. Our growth momentum remained strong, indicated by a 58.5% and 61.6% YoY growth for our revenue and adjusted EBITDA in the quarterly. Profitability remained stable and was among the best performers in the industry. Adj. EBITDA margin was in the range of high 40s at 49.7%, while net income stayed positive for three consecutive quarters, at a margin of 10.6%. Going forward, we will continue to ensure diversified financing is in place to support our development both in China and overseas.”

Business Highlights

Asset Overview

•

In-service capacity increased by 9MW to 370MW, compared to 361MW in the second quarter of 2021. Under-construction capacity reached 218MW, compared to 217MW in the second quarter of 2021. Change of in-service and under-construction capacity was mainly due to the Company responding to the customized and new demand of our customers, such as for high-density deployment.

•

Total contracted capacity increased by 16MW in the quarter to 430MW, compared to 414MW in the second quarter of 2021 and 373MW in the same quarter last year, representing a 15.3% YoY growth and 3.8% QoQ growth. Change in the quarter was mainly due to the conversion of existing IOI capacity (CN12, CN13). Total contracted ratio was 73% for the quarter, compared with 72% in the previous quarter. Total contracted and IOI capacity was 493MW for the quarter, compared with 496MW in the second quarter of 2021. Total contracted and IOI rate was 84% for the quarter.

•

In-service contracted capacity was 327MW, compared to 329MW in the second quarter of 2021. The change was primarily due to the decrease in contracted capacity of CN2, a wholesale project. Contracted ratio for in-service capacity was 88% for the quarter, compared with 91% in the second quarter of 2021. Contracted and IOI ratio for in-service capacity was 88% for the quarter.

•

Under-construction contracted capacity increased by 18MW to 103MW for the quarter, compared with 85MW in the second quarter of 2021. The change was mainly due to the conversion of IOI capacity of CN12, CN13. Contracted and IOI ratio for under-construction capacity was 76% for the quarter, compared with 77% in the second quarter of 2021.

•

Total utilized capacity increased by around 17MW to 268MW, compared with 251MW in the second quarter of 2021 and 175MW in the same quarter last year, representing 53.3% YoY growth and 6.7% QoQ growth. The change in the quarter was contributed by the steady ramp up of project CN06, CN08, CN09, CN11-A and CN11-B. Utilization rate was 72% for the quarter, compared with 70% for the second quarter of 2021.

Client Diversification

The Company's constant effort on client diversification is yielding steady results, with major breakthrough achieved recently. In China, the Company recently won the bidding and received a confirmed demand of 27MW capacity from a leading Chinese cloud computing service provider.

Development of Overseas Business

The Company is further advancing its hyperscale greenfield development model in the Asia Pacific emerging market. The Company's consistent build-up in research and development of core technology effectively support the export of its integrated pre-fabricated datacenter modules for its overseas projects. In Malaysia, the Company has signed contract with land owner and launched a new green field project seated in Johor State. The new project, expected to be a built-to-suit hyperscale data center and implemented with the newly innovated high efficiency cooling technology, has received a MOU capacity of over 80MW to be delivered to our anchor client in several phases starting from 2022.

The Company has also initiated its expansion plan in landing into the Thailand market. Currently, the Company is close to finalizing a business acquisition in Bangkok. The project, upon completion of technical upgrade, will be hosting 5MW IT capacity and capable of supporting key clients' business development in Southeast Asia.

Sustainable Development

During the third quarter, the Company continued its active exploration of ESG development, improved its alignment with international standards, and garnered additional public endorsement for its efforts.

In September 2021, on the sixth anniversary of the establishment of the United Nations Sustainable Development Goals (SDGs), the Company formally became a corporate member of the United Nations Global Compact, which is the world’s largest corporate sustainability initiative with more than 13,000 supportive institutional and corporate members from more than 170 countries. As the first APAC digital infrastructure corporate member of such organization, the Company will collaborate with fellow constituents to help fulfill the United Nations’ SDGs and promote a shared global vision. Also in September 2021, the Company joined the RE100 initiative, which is a global renewable energy initiative jointly launched by the Climate Group and the CDP Global Environmental Information Research Center (CDP Worldwide) to accelerate at scale the effort of reaching the zero carbon energy consumption goal. The RE100 has drawn hundreds of influential businesses around the world into the commitment of utilizing 100% renewable energy.

At the same time, the Company extended its green development goals by announcing its “2040-100%” plan. Under the plan, all of the Company’s next-generation hyperscale data centers around the globe will be powered 100% with renewable energy solutions by 2040, thus facilitating China’s low-carbon development effort and helping fulfill the goal of reaching peak emission before 2030 and carbon neutrality by 2060.

The Company continued to promote the development of its green power consumption ecosystem. In September, China launched its first nationwide green power transaction with a total of 259 participating domestic Chinese entities and a total transaction volume of 7.935 billion kWh. Among the first movers nationwide and as the largest buyer of green power in the digital infrastructure industry, the Company completed transactions of 100 million kilowatt-hours (kWh), contributing to 1.26% of the entire nation’s inaugural gross transaction value and with the potential of reducing greenhouse gas emissions directly by about 94,000 tons of carbon dioxide equivalent. As such, the Company has established its green power consumption ecosystem consisting of four major initiatives, including direct green power trading, innovative regional green power consumption mechanisms, development of renewable energy power stations and development of integrated power Generation-Grid-Load-Storage projects.

The Company garnered additional public endorsement to its long-term commitment to ESG. The Company won the highest accolade in the Best ESG Initiative category in the prestigious 17th Global Carrier Awards that took place on 21 October, thus becoming the first computing infrastructure company in the Asia-Pacific region to receive such honor. As a top hyperscale computing infrastructure enterprise, the Company is widely acknowledged for its leadership among APAC, especially emerging market APAC companies, in exploring, participating in, and scaling up carbon neutral initiatives as well as managing ESG initiatives.

Recent Policy Updates

More policies were published in the last few months, through which central government of China offered more insights on the path and objectives of national carbon neutrality. State Council published "Working Guidance for Carbon Dioxide Peaking and Carbon Neutrality in Full and Faithful Implementation of the New Development Philosophy" and "Notice by the State Council of the Action Plan for Carbon Dioxide Peaking Before 2030" in September and October respectively, which further emphasized the expectation for improved geographic layout, energy consumption monitoring and management, and energy efficiency, etc. of the data center industry. These key focuses have been elaborated on in the data center policies issued by Ministry of Industry and Information Technology and National Development and Reform Committee (“NDRC”) earlier this year.

Power

The issue of power has also been a topic of focus recently. Following NDRC's publish of "the notice on further deepening the market-oriented reform for the on-grid price of coal-fired power generation" in October that stipulated a wider range of variation for on-grid price, a number of provinces have seen on-grid price increased by 20%. Meanwhile, the power shortage issue, according to National Energy Bureau on its press release in early November, has been mitigated thanks to a series of action taken. For the Company, the impact of the power issue on our recent operation has been very limited, and we believe our layout in energy abundant regions have been a key contributor.

Affirmation of Issuer Rating

Despite all the evolving headlines of macro environment, the Company’s fundamentals remained solid and rating agencies maintained their original view on the Company. Fitch affirmed its BBB- rating for the Company with a stable outlook. As quoted in its late October newsletter “Chindata Group Holdings Limited’s (BBB-/Stable) credit profile will remain solid, supported by the strategic location of its data centers, use of renewable energy and adequate rating headroom, despite the acute power shortages and potential electricity tariff hikes in China, says Fitch Ratings."

Going forward, with the energy abundant regions layout from day one as the foundation and its commitment to 100% usage of renewable energy solution by 2040 for all its hyperscale datacenters global wide, the Company will continue to stick to its hyperscale greenfield development model, to constantly build up in-house capability, and to proactively explore opportunities for the development of zero-carbon data centers, the adoption of white-box model solution and the transformation of data centers as the foundation of the digital economy. In doing so, we hope to make our contribution to the provision of next-generation digital public solutions for balanced development of global digital economy and narrowing the digital gap.

Third Quarter and First Nine Months 2021 Financial Results Summary

TOTAL REVENUES

Total revenues in the third quarter of 2021 increased by 58.5% to RMB740.8 million (US$115.0 million) from RMB467.5 million in the same period of 2020, primarily driven by the robust growth of the Company’s colocation services.

For the first nine months of 2021, total revenues increased by 62.0% to RMB2,070.5 million (US$321.3 million) from RMB1,278.1 million in the same period of 2020.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the third quarter of 2021 increased by 52.6% to RMB422.9 million (US$65.6 million) from RMB277.2 million in the same period of 2020, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the first nine months of 2021, total cost of revenue increased by 57.8% to RMB1,217.4 million (US$188.9 million) from RMB771.4 million in the same period of 2020.

GROSS PROFIT

Gross profit in the third quarter of 2021 increased by 67.0% to RMB317.9 million (US$49.3 million) from RMB190.3 million in the same period of 2020. Gross margin in the third quarter of 2021 was 42.9%, compared with 40.7% in the same period of 2020.

For the first nine months of 2021, gross profit increased by 68.4% to RMB853.1 million (US$132.4 million) from RMB506.7 million in the same period of 2020. Gross margin in the first nine months of 2021 was 41.2%, compared to 39.6% in the same period of 2020.

OPERATING EXPENSES

Total operating expenses in the third quarter of 2021 decreased by 56.5% to RMB133.5 million (US$20.7 million) from RMB306.7 million in the same period of 2020.

For the first nine months of 2021, total operating expenses decreased by 26.5% to RMB399.5 million (US$62.0 million) from RMB543.1 million in the same period of 2020.

•Selling and marketing expenses in the third quarter of 2021 decreased by 22.4% to RMB26.8 million (US$4.2 million) from RMB34.5 million in the same period of 2020, primarily due to lower share-based compensation expense. For the first nine months of 2021, selling and marketing expenses decreased by 0.7% to RMB71.0 million (US$11.0 million) from RMB71.5 million in the same period of 2020.

•General and administrative expenses in the third quarter of 2021 decreased by 67.2% to RMB85.3 million (US$13.2 million) from RMB259.7 million in the same period of 2020, mainly due to higher share-based compensation expenses and one-off management consulting services fee related to the IPO incurred in the third quarter of 2020. For the first nine months of 2021, general and administrative expenses decreased by 39.6% to RMB268.0 million (US$41.6 million) from RMB443.3 million in the same period of 2020.

•Research and development expenses in the third quarter of 2021 increased by 71.5% to RMB21.5 million (US$3.3 million) from RMB12.5 million in the same period of 2020, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings. For the first nine months of 2021, research and development expenses increased by 113.7% to RMB60.5 million (US$9.4 million) from RMB28.3 million in the same period of 2020.

OPERATING INCOME

As a result of the foregoing, operating income in the third quarter of 2021 was RMB184.4 million (US$28.6 million), compared with operating loss of RMB116.3 million in the same period of 2020. Operating income margin in the third quarter of 2021 was 24.9%, compared with -24.9% in the same period of 2020.

For the first nine months of 2021, operating income was RMB453.7 million (US$70.4 million), compared to operating loss of RMB36.5 million in the same period of 2020. Operating income margin in the first nine months of 2021 was 21.9%, compared to -2.9% in the same period of 2020.

NET INCOME

Net income in the third quarter of 2021 was RMB78.4 million (US$12.2 million), compared to net loss of RMB196.8 million in the same period of 2020. Net income margin in the third quarter of 2021 was 10.6%, compared with -42.1% in the same period of 2020.

For the first nine months of 2021, net income was RMB201.8 million (US$31.3 million), compared with net loss of RMB256.2 million in the same period of 2020. Net income margin in the first nine months of 2021 was 9.7%, compared to -20.0% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the third quarter of 2021 were RMB0.22 (US$0.04). Basic and diluted earnings per share were RMB0.11 (US$0.02). Each ADS represents two of the Company's Class A ordinary share.

For the first nine months of 2021, basic and diluted earnings per American Depositary Share ("ADS") were RMB0.56 (US$0.08). Basic and diluted earnings per share were RMB0.28 (US$0.04).

ADJUSTED EBITDA

Adjusted EBITDA in the third quarter of 2021 increased by 61.6% to RMB368.4 million (US$57.2 million), from RMB228.0 million in the same period of 2020. Adjusted EBITDA is defined as net (loss) income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, management consulting services fee, change in fair value of financial instruments, foreign exchange gain and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the third quarter of 2021 was 49.7%, compared with 48.8% in the same period of 2020 and 49.3% in the second quarter of 2021.

For the first nine months of 2021, Adjusted EBITDA increased by 65.6% to RMB1,014.7 million (US$157.5 million), from RMB612.8 million in the same period of 2020. Adjusted EBITDA margin in the first nine months of 2021 was 49.0%, compared with 47.9% in the same period of 2020.

ADJUSTED NET INCOME

Adjusted net income in the third quarter of 2021 increased by 132.2% to RMB112.0 million (US$17.4 million), compared with RMB48.2 million in the same period 2020. Adjusted net income is defined as net (loss) income excluding share-based compensation, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

Adjusted net income margin in the third quarter of 2021 was 15.1%, compared with 10.3% in the same period of 2020 and 16.5% in the second quarter of 2021.

For the first nine months of 2021, Adjusted net income increased by 186.0% to RMB334.3 million (US$51.9 million), from RMB116.9 million in the same period of 2020. Adjusted net income margin in the first nine months of 2021 was 16.1%, compared with 9.1% in the same period of 2020.

BALANCE SHEET

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB6.1 billion (US$941.9 million), compared to cash and cash equivalents and restricted cash of RMB7.0 billion as of June 30, 2021.

2021	Full Year Business Outlook

The Company reiterated its guidance for full year 2021.

TOTAL REVENUES

•	RMB2,780 million - RMB2,830 million, a 51.8-54.6% increase over full year 2020

ADJUSTED EBITDA

•	RMB1,350 million – RMB1,400 million, a 58.5-64.3% increase over full year 2020

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 24, 2021, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	9586233
Registration Link:	http://apac.directeventreg.com/registration/event/9586233

The replay will be accessible through December 2, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	4006-322162
Hong Kong:	800-963117
Conference ID:	9586233

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.4434 to US$1.00, the noon buying rate on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	6,705,612	5,603,703	869,681
Restricted cash	102,598	350,104	54,335
Accounts receivable, net	422,224	622,831	96,662
Value added taxes recoverable	182,982	277,386	43,050
Prepayments and other current assets	176,560	434,497	67,433
Total current assets	7,589,976	7,288,521	1,131,161
Non-current assets
Property and equipment, net	6,423,830	8,096,631	1,256,577
Operating lease right-of-use assets	635,683	777,841	120,719
Finance lease right-of-use assets	144,615	138,918	21,560
Goodwill and intangible assets, net	793,182	760,988	118,103
Restricted cash	103,253	115,265	17,889
Value added taxes recoverable	357,125	411,281	63,830
Other non-current assets	211,934	495,100	76,838
Total non-current assets	8,669,622	10,796,024	1,675,516
Total assets	16,259,598	18,084,545	2,806,677
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	296,913	555,405	86,198
Accounts payable	1,186,030	1,284,150	199,297
Current portion of operating lease liabilities	40,131	44,923	6,972
Current portion of finance lease liabilities	4,906	4,775	741
Accrued expenses and other current liabilities	304,960	351,293	54,520
Total current liabilities	1,832,940	2,240,546	347,728
Non-current liabilities
Long-term bank loans	3,892,120	4,924,178	764,220
Operating lease liabilities	204,305	199,784	31,006
Finance lease liabilities	59,986	57,203	8,878
Other non-current liabilities	530,779	664,100	103,067
Total non-current liabilities	4,687,190	5,845,265	907,171
Total liabilities	6,520,130	8,085,811	1,254,899
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,510,516	10,623,794	1,648,787
Statutory reserves	82,792	82,792	12,849
Accumulated other comprehensive income	(172,586)	(236,676)	(36,732)
Accumulated deficit	(681,300)	(471,222)	(73,133)
Total shareholders’ equity	9,739,468	9,998,734	1,551,778
Total liabilities and shareholders’ equity	16,259,598	18,084,545	2,806,677

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	467,484	686,398	740,768	114,965	1,278,088	2,070,548	321,344
Cost of revenue	(277,157)	(407,626)	(422,885)	(65,631)	(771,422)	(1,217,431)	(188,942)
Gross profit	190,327	278,772	317,883	49,334	506,666	853,117	132,402
Operating expenses
Selling and marketing expenses	(34,475)	(23,213)	(26,762)	(4,153)	(71,491)	(70,960)	(11,013)
General and administrative expenses	(259,679)	(86,510)	(85,259)	(13,232)	(443,332)	(267,992)	(41,592)
Research and development expenses	(12,513)	(20,823)	(21,454)	(3,330)	(28,311)	(60,502)	(9,390)
Total operating expenses	(306,667)	(130,546)	(133,475)	(20,715)	(543,134)	(399,454)	(61,995)
Operating income	(116,340)	148,226	184,408	28,619	(36,468)	453,663	70,407
Interest income	6,280	18,061	13,191	2,047	10,299	47,120	7,313
Interest expense	(60,915)	(73,067)	(79,918)	(12,403)	(178,543)	(226,609)	(35,169)
Foreign exchange gain	(1,293)	519	208	32	(512)	790	123
Changes in fair value of financial instruments	(9,965)	(15)	45	7	(8,499)	12,886	2,000
Others, net	1,894	5,624	5,512	855	2,767	15,376	2,386
(Loss) income before income taxes	(180,339)	99,348	123,446	19,157	(210,956)	303,226	47,060
Income tax expense	(16,454)	(34,199)	(45,040)	(6,990)	(45,268)	(101,471)	(15,748)
Net (loss) income	(196,793)	65,149	78,406	12,167	(256,224)	201,755	31,312
(Loss) earnings per share:
Basic	(0.33)	0.09	0.11	0.02	(0.44)	0.28	0.04
Diluted	(0.33)	0.09	0.11	0.02	(0.44)	0.28	0.04
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	2,363	(50,943)	(8,546)	(1,326)	(38,638)	(64,090)	(9,947)
Comprehensive (loss) income	(194,430)	14,206	69,860	10,841	(294,862)	137,665	21,365

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(196,793)	65,149	78,406	12,167	(256,224)	201,755	31,312
Depreciation and amortization	102,319	143,875	151,940	23,581	293,743	434,426	67,422
Share-based compensation	173,512	37,809	23,578	3,659	274,836	102,436	15,898
Amortization of debt issuance cost	12,003	6,689	9,127	1,416	24,749	23,891	3,708
Others	(8,447)	11,490	14,394	2,234	(8,706)	18,343	2,847
Changes in operating assets and liabilities	55,887	20,832	11,338	1,760	118,420	(12,854)	(1,995)
Net cash generated from operating activities	138,481	285,844	288,783	44,817	446,818	767,997	119,192
Purchases of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(804,889)	(526,203)	(1,377,388)	(213,767)	(1,606,010)	(2,494,589)	(387,154)
Purchase of land use rights	(160,879)	—	(45,016)	(6,986)	(194,358)	(108,417)	(16,826)
Purchase of short-term investments	—	(99,998)	(149,487)	(23,200)	—	(249,485)	(38,719)
Net cash used in investing activities	(965,768)	(626,201)	(1,571,891)	(243,953)	(1,800,368)	(2,852,491)	(442,699)
Net proceeds from financing activities	2,498,256	513,566	327,527	50,831	3,789,095	1,288,251	199,933
Net cash generated from financing activities	2,498,256	513,566	327,527	50,831	3,789,095	1,288,251	199,933
Exchange rate effect on cash, cash equivalents and restricted cash	(60,708)	(65,230)	(42)	(6)	(57,719)	(46,148)	(7,163)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,610,261	107,979	(955,623)	(148,311)	2,377,826	(842,391)	(130,737)
Cash, cash equivalents and restricted cash at beginning of period	1,887,405	6,916,716	7,024,695	1,090,216	1,119,840	6,911,463	1,072,642
Cash, cash equivalents and restricted cash at end of period	3,497,666	7,024,695	6,069,072	941,905	3,497,666	6,069,072	941,905

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(196,793)	65,149	78,406	12,167	(256,224)	201,755	31,312
Add: Depreciation and amortization(1)	103,342	145,881	153,947	23,892	296,812	440,446	68,356
Add: Net interest expenses	54,635	55,006	66,727	10,356	168,244	179,489	27,856
Add: Income tax expenses	16,454	34,199	45,040	6,990	45,268	101,471	15,748
Add: Share-based compensation	173,512	37,809	23,578	3,659	274,836	102,436	15,898
Add: Management consulting services fee	64,862	—	—	—	72,757	—	—
Add: Changes in fair value of financial instruments	9,965	15	(45)	(7)	8,499	(12,886)	(2,000)
Add: Foreign exchange loss (gain)	1,293	(519)	(208)	(32)	512	(790)	(123)
Add: Non-cash operating lease cost relating to prepaid land use rights	721	949	958	149	2,081	2,743	426
Adjusted EBITDA	227,991	338,489	368,403	57,174	612,785	1,014,664	157,473
Adjusted EBITDA margin	48.8%	49.3%	49.7%	49.7%	47.9%	49.0%	49.0%

Note:

(1)	Before the deduction of government grants.

	For the three months ended				For the nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(196,793)	65,149	78,406	12,167	(256,224)	201,755	31,312
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination	12,336	12,253	12,220	1,897	37,102	36,755	5,704
Add: Share-based compensation	173,512	37,809	23,578	3,659	274,836	102,436	15,898
Add: Management consulting services fee	64,862	—	—	—	72,757	—	—
Add: Tax effects on non-GAAP adjustments(1)	(5,681)	(2,214)	(2,205)	(342)	(11,601)	(6,640)	(1,031)
Adjusted Net Income	48,236	112,997	111,999	17,381	116,870	334,306	51,883
Adjusted Net Income margin	10.3%	16.5%	15.1%	15.1%	9.1%	16.1%	16.1%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, and management consulting services fee.